Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

August 7, 2006

VIA FACSIMILE ONLY (202) 551-3443

Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd.
Amendment No. 3 to Registration Statement on Form 10-12(g)
Commission File No. 0-51819

Dear Mr. Friar:

In response to the Staff’s comment letter, dated July 18, 2006 (the “Comment Letter”), to Amendment No. 2 to Registration Statement on Form 10-SB (File No.: 0-51819) filed by our client, Ultitek, Ltd., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on June 16, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

The Company has also revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 3 to the Registration Statement with the SEC today (“Amendment No. 3”). A copy of Amendment No. 3, marked to show changes from Amendment No. 2 and to reflect where the Company specifically addressed the questions and comments in the Comment Letter, is enclosed with this Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,
The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

cc: Roman Price - Ultitek, Ltd.
      Robert Boyle—Meyler & Company, LLC

Item 1. Description of Business, page 3

1.
In response to your comment #1, we have disclosed early in this section that Ultitek’s common stock is listed for trading on the NASD Pink Sheets and that there is no active trading in the stock. We have also presented a financial overview before page 6 and included disclosure explaining how Ultitek generates revenue as well as statement that Ultitek has a net loss of $1,714,000 at March 31, 2006.

Technology, page 7

2.	In response to your comment #2, we have included the average cost of each new language module.

Our Marketing Strategy, page 8

3.	In response to your comment #3, we have clarified the inconsistency.

Employees, page 12

4.
In response to your comment #4, we have revised this section to make the information clear and understandable. We have also amended the disclosure pertaining to the location of our employees and regarding our retention of consultants.

Management’s Discussion and Analysis, page 12

5.	In response to your comment #5, we have added the disclosure required by Item 303(b) of Regulation S-B.

Critical Accounting Estimates, page 16

6.	In response to your comment #6, we have revised this section.

Executive Compensation, page 23

7.	In response to your comment #7, we have revised this section to make it understandable.

Consolidated Financial statements
Statement of Stockholder’s Equity

8.
The 25,000,000 shares to officers and Directors namely Mr. Roman Price was for Founders shares. Mr. Price started the Company. The 7,500,000 shares were issued to the Chief Operating Officer, and the Legal consultant who were instrumental in structuring the Company and who did not take any other compensation. The footnotes have been revised to clarify this matter.

The following is a chronological time line of the issuances and pricing of our common stock:

Date	Shares	Price Per Share		Description
3/11/2005	15,000,000	$0.0001 (Par	)	Shares issued in reverse merger
5/19/2005	7,000,000	$0.0050		Shares sold in Private Placement
6/2/2005 *	25,000,000	$0.0001 (Par	)	Shares issued to officers and directors (discussed above	)
6/2/2005 *	7,500,000	$0.0001 (Par	)	Shares issued to COO and Legal Consultant (discussed above	)
July 2005	53,333	$0.3750		Shares sold in Private Placement
8/1/2005 - 11/30/2005	737,000	$0.1500		Shares sold in Private Placement
8/1/2005 - 11/30/2005	500,000	$0.1500		Legal Services relating to Private Placement
Balance, 12/31/2005	55,790,333

1/3/2006	14,000,000	$0.0050		Shares issued to Officers and Directors
Balance, 3/31/2006	69,790,333

* The shares issued on 6/2/2005 were approved by the Board of Directors on 3/11/2005. The Company did not have a transfer agent at the time of approval and thus did not issue the shares until obtaining a transfer agent in June 2005.

The Company began trading on the pink sheets on June 5, 2005

9.
The company has hired an independent consultant to value the shares issued for services and to consultants and has accordingly adjusted the financial statements. A paragraph has been included in Note B to disclose the Company’s accounting policy for shares issued for services in accordance with EITF 96-18.

10.	All revenue recognition policies have been disclosed. Note B has been revised to elaborate on the Company’s revenue recognition policies.

11.
The Company has reviewed the Convertible Debenture in light of paragraph 12 and the related discussion in SFAS 133, including paragraph 61 of Appendix A. The Company determined that the warrant is an embedded derivative which is not clearly and closely related to the host contract. As such, the Company has separated the warrant from the Convertible Debenture and recorded the fair value of the warrant as a reduction of the Convertible Debenture and an increase in Stockholders’ Equity. The valuation of the warrant was performed by and independent consultant.

The financial statements for the unaudited period ended March 31, 2006 have been updated to give effect to the above adjustment.

12.
Similar to comment number 11 relating to the Convertible Debenture, the Company determined that the warrant is an embedded derivative which is not clearly and closely related to the host contract. This debt was issued subsequent to the financial statement period, and was thus disclosed as a subsequent event by the Company. An independent consultant has performed a valuation of this warrant. The Company has revised its Subsequent Event Note to clarify this transaction.

13.
Note I has been updated to indicate that the options and warrants require physical settlement and are classified with Stockholders’ Equity. This disclosure clarifies the requirements of SFAS 133 and EITF 00-19.

We have disclosed the methodology and assumptions used to determine the fair value of the options and warrants. We believe that this disclosure is adequate. We have also added similar disclosure of the methodology and assumptions used to determine the fair value of the warrants in Notes D and J.